NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

January 21, 2022

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
File No. 000-56324
Filed December 14, 2021

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 19, 2021, with respect to (i) our Amendment No. 3 to Form 10-12(g) filed on December 14, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 3 to Registration Statement on Form 10-12G filed December 14, 2021

Introductory Comment, page iii

1. We note your response to comment 3, as well as your amended disclosure that refers to your "contemplated VIE." We note that in other instances your disclosure continues to state "our VIE . .. . ." To provide additional clarity to investors, please revise your disclosure in all applicable instances to state "our contemplated VIE" (emphasis added).

Response:

The following language was inserted in the Introductory Comment, page iii and throughout the disclosure:

“our contemplated VIE…..”

2.       We note your response to comment 4, as well as your amended disclosure regarding the China Securities Regulatory Commission. We reissue the comment in-part. In particular, please:

• In addition to your disclosure regarding the CSRC, please disclose whether you or our subsidiaries are required to obtain from Chinese authorities any other permissions or approvals to operate your business and/or offer the securities being registered to foreign investors. Please also disclose whether you or your subsidiaries have received such permissions or approvals and the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain the approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you or your subsidiaries are not required to obtain any other permissions or approvals, please state so affirmatively.

• Please remove the statement the "CRSC and SEC are working together . . . " or please supplementally tell us why you have added this disclosure and what is meant by this statement.

Response:

The following language was inserted in the Introductory Comment, page iii:

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

NHLE will be subject to CRSC rules and regulations and has not received approval at this time. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. If we become noncompliant with CRSC rules, our business operations could be suspended, and our stock could become worthless. In addition, if we decide to implement a VIE structure, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The value of our stock could decline or become worthless and NHLE could be delisted as a result of not complying with these rules.

• Please remove the statement the "CRSC and SEC are working together . . . " or please supplementally tell us why you have added this disclosure and what is meant by this statement……deleted sentence

3.       Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response:

The following language was inserted in the Introductory Comment, page iii:

Our auditor is in the United States and not subject to the HFCAA ruling. However, if we decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China, we will be subject to HFCAA.

4.        We note the disclosure that begins with the phrase "Delete this paragraph" and continues for approximately 16 lines until the phrase "including significant factors and judgments made by the company." Please delete this paragraph, or otherwise explain the purpose of this disclosure.

Response:

The language was deleted.

5.         We note that your disclosure on page iv now states that "the assertion of new regulation by the Chinese government could [y]our ability to continue to offer securities to foreign investors . . . ." Please tell us why you removed "hinder" or alternatively please revise your disclosure to state that such assertion of new regulation could "hinder" your ability to continue to offer securities to foreign investors, as you had disclosed in your Amendment No. 2 to this registration statement.

Response:

The following language was inserted in the Introductory Comment, page iii:

……hinder was reinserted.

Item 1A. Risk Factors

"Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections . . . ", page 5

6. We note your response to comment 10, as well as your amended disclosure that "[a]s a result, [y]our securities could be delisted . . . ." Please revise your disclosure to clarify that your securities could be delisted in this scenario as a result of "non-inspection" by the PCAOB.

Response:

The following language was inserted in the Risk Factors, "Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections . . . ", page 5:

……..as a result of "non-inspection" by the PCAOB.

7.        We note your response to comment 11, as well as your amended disclosure that the "United States Senate passed the Accelerating Holding Foreign Companies Accountable Act . . . ." In addition:

• Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

• Please disclose that the enactment of Accelerating Holding Foreign Companies Accountable Act would reduce the time before your securities may be prohibited from trading or delisted.

• Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

The following language was inserted in the Risk Factors, "Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections . . . ", page 5:

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions. The Board made these determinations pursuant to PCAOB Rule 6100 which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

CHJI could be subject to its securities being prohibited from trading. The enactment of the Accelerating Holding Foreign Companies Accountable Act would reduce the time before our securities may be prohibited from trading or delisted.

Our auditor is in the United States and not subject to the HFCAA ruling. However, if we decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China, we will be subject to HFCAA.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin